Exhibit 99.2

NOMINEES:	PROXY	Please mark your votes like this	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1-5.				THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6.
	FOR	AGAINST	ABSTAIN
1. To elect Mr. Robert Fried as a director of the Company	☐	☐	☐

6. To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares.

				FOR ☐	AGAINST ☐	ABSTAIN ☐
2. To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company	☐	☐	☐
3. To elect Mr. Yunan (Jeffrey) Ren as a director of the Company	☐	☐	☐
4. To elect Mr. Steven D. Rubin as a director of the Company	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF ELECTING THE FIVE NOMINEES TO THE BOARD OF DIRECTORS, IN FAVOR OF THE AMENDMENT TO THE 2008 PLAN AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS THE PROXIES HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

5. To elect Mr. Peter W.H. Tan as a director of the Company	☐	☐	☐

The undersigned acknowledges receipt of the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement for the December 17, 2013 meeting.

Please mark, sign, date and return the Proxy Card promptly in the enclosed envelope.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature	Signature	Date	, 2013.

NOTE: Please sign exactly as your name or names appears hereon. When shares are held by joint owners, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲

Tiger Media, Inc.

As a shareholder of Tiger Media, Inc., you have the option of voting your shares electronically through the Internet, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet must be received by 7:00 p.m., Eastern Time, on December 15, 2013.

Vote Your Proxy on the Internet:		Vote Your Proxy by mail:

Go to www. cstproxyvote.com Have your proxy card available when you access the above website. Follow the prompts to vote your shares.	OR	Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY

PROXY

TIGER MEDIA, INC.

Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West,

Jing An District, Shanghai, China 200040

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING OF SHAREHOLDERS — DECEMBER 17, 2013 (11:00 A.M. LOCAL TIME)

The undersigned hereby appoints Peter Tan and Joshua Weingard and each of them severally, as proxies of the undersigned, each with full power to appoint his substitute, to represent the undersigned at the Annual General Meeting (the “Meeting”) of Shareholders of Tiger Media, Inc. (the “Company”) to be held on December 17, 2013 (11:00 a.m. local time) at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Jing An District, Shanghai, China 200040, and at any adjournments thereof, and to vote thereat all ordinary shares of the Company held of record by the undersigned at the close of business on October 28, 2013 in accordance with the instructions set forth on this proxy card and, in their discretion, to vote such shares on any other business as may properly come before the Meeting and on matters incident to the conduct of the Meeting. Any proxy heretofore given by the undersigned with respect to such ordinary shares is hereby revoked.

PLEASE MARK, DATE AND SIGN THIS PROXY ON THE REVERSE SIDE AND RETURN IT IN THE

ENCLOSED ENVELOPE

(Continued, and to be marked, dated and signed, on the other side)

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲

Important Notice Regarding the Availability of Materials

for the Annual General Meeting of Shareholders

to be held December 17, 2013 (local time)

The Notice of the Annual General Meeting and our Form 20-F

for the year ended December 31, 2012 are available at

http://www.tigermedia.com